SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 25, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director

April 25, 2008

1st Quarter 2008

Preliminary Earnings Commentary

(KRX : 030200 / NYSE : KTC)

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) for year 2008 first quarter and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plans, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report for 2008 1st quarter will be filed with the Financial Supervisory Service(FSS) and the Korea Exchange (KRX) in May 15, 2008.

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT.

Tel : 82-31-727-0950~59

Fax : 82-31-727-0949

E-mail: ir@kt.com

Note :

As of February 22, 2008, following amendments of the Korean accounting standards Art.15(equity method), we have retroactively applied goodwill and equity method capital adjustments resulting from additional stake acquisition of subsidiaries on capital surplus. Details are as follow:

-	Reversion of past amortization : 1) Retained earnings was increased, which was previously decreased due to amortization of goodwill and 2) capital surplus was increased
-	Exclusion of unamortized amount : Capital surplus and investment securities

1. Financial Highlights

A. Summary of Income Statement

(KRW bn)	2008 1Q	2007 4Q	QoQ		2007 1Q	YoY		2008 Cumm.
			Amount	r%		Amount	r%
OPERATING REVENUES	2,967.0	2,996.3	-29.3	-1.0%	2,972.4	-5.4	-0.2%	2,967.0
☐ Internet access	528.1	533.2	-5.0	-0.9%	526.1	2.0	0.4%	528.1
☐ Internet application	106.9	95.3	11.6	12.2%	91.3	15.7	17.2%	106.9
☐ Data	402.4	408.3	-5.9	-1.4%	406.9	-4.5	-1.1%	402.4
☐ Telephone	1,023.2	1,064.4	-41.3	-3.9%	1,056.5	-33.3	-3.2%	1,023.2
☐ LM	364.1	392.1	-28.0	-7.1%	411.9	-47.8	-11.6%	364.1
☐ Wireless	419.9	368.2	51.7	14.0%	380.4	39.5	10.4%	419.9
☐ Real estate	58.7	50.3	8.4	16.7%	45.9	12.9	28.0%	58.7
☐ Others	63.6	84.5	-20.9	-24.8%	53.4	10.2	19.1%	63.6
 SI	52.1	70.7	-18.6	-26.3%	44.6	7.5	16.9%	52.1
OPERATING EXPENSES	2,634.0	2,812.6	-178.6	-6.4%	2,443.2	190.7	7.8%	2,634.0
☐ Labor	683.3	648.3	35.0	5.4%	653.2	30.1	4.6%	683.3
☐ Commissions	170.9	196.0	-25.2	-12.8%	153.0	17.9	11.7%	170.9
☐ Sales commission	230.1	181.5	48.6	26.8%	141.0	89.1	63.2%	230.1
☐ Sales promotion	79.3	58.0	21.3	36.7%	50.2	29.1	58.0%	79.3
☐ Advertising	16.9	42.2	-25.2	-59.8%	20.6	-3.6	-17.6%	16.9
☐ Provision for doubtful accounts	6.9	12.8	-6.0	-46.6%	20.2	-13.4	-66.1%	6.9
☐ Depreciation	482.3	623.5	-141.1	-22.6%	477.3	5.0	1.0%	482.3
☐ Repairs & maintenance	22.0	69.9	-47.9	-68.5%	25.6	-3.5	-13.9%	22.0
☐ Cost of goods sold	157.3	142.4	14.8	10.4%	182.3	-25.1	-13.7%	157.3
☐ Cost of service provided	476.8	508.7	-31.9	-6.3%	442.9	33.9	7.7%	476.8
☐ R&D	56.8	88.9	-32.1	-36.1%	53.8	3.0	5.6%	56.8
☐ Activation/installation and A/S cost	96.5	92.8	3.7	0.0	75.8	20.7	0.3	96.5
☐ Others	154.9	147.5	7.3	5.0%	147.4	7.5	5.1%	154.9
OPERATING INCOME	333.0	183.8	149.3	81.2%	529.1	-196.1	-37.1%	333.0
Operating margin	11.2%	6.1%	5.1% P		17.8%	-6.6% P		11.2%
EBITDA(1)	815.4	807.2	8.1	1.0%	1,006.5	-191.1	-19.0%	815.4
EBITDA margin	27.5%	26.9%	0.5% P		33.9%	-6.4% P		27.5%
Non-operating income	134.3	77.9	56.4	72.4%	146.6	-12.2	-8.3%	134.3
Non-operating expenses	269.6	178.1	91.6	51.4%	144.2	125.4	87.0%	269.6
INCOME BEFORE INCOME TAXES	197.8	83.6	114.1	136.5%	531.5	-333.7	-62.8%	197.8
Income tax expenses	43.7	-21.2	64.9	N/A	144.2	-100.5	-69.7%	43.7
Effective tax rate	22.1%	-25.4%	N/A		27.1%	-5.0% P		22.1%
NET INCOME	154.1	104.9	49.2	46.9%	387.3	-233.2	-60.2%	154.1
EPS(2) (won)	756	1,070	-314	-29.3%	1,528	-772	-50.5%	756

(1)	EBITDA = Operating income + depreciation
(2)	EPS = Net income ÷ Weighted average of no. of shares outstanding

	Revenue

-	YoY and QoQ decrease was due to decline in telephone and LM revenue.

	Operating Income

-	Rise in labor, commissions, sales promotion and other costs led to a YoY decrease in operating income.

-	QoQ increase mainly due to decline in depreciation and repairs and maintenance.

B. Summary of Balance Sheet

(KRW bn)	2008 1Q	2007 4Q	QoQ		2007 1Q	YoY
			Amount	r%		Amount	r%
TOTAL ASSETS	17,596.1	17,917.2	-321.1	-1.8%	17,746.1	-150.0	-0.8%
☐ Current assets	3,058.7	3,310.4	-251.7	-7.6%	3,311.0	-252.3	-7.6%
 Quick assets	2,953.5	3,188.3	-234.8	-7.4%	3,205.3	-251.8	-7.9%
- Cash & Cash equivalents	884.5	1,229.2	-344.7	-28.0%	1,358.8	-474.2	-34.9%
 Inventories	105.2	122.1	-16.9	-13.8%	105.7	-0.5	-0.5%
☐ Non-current assets	14,537.4	14,606.8	-69.4	-0.5%	14,435.0	102.4	0.7%
 Investments and other non-current assets	3,753.8	3,718.4	35.4	1.0%	3,776.5	-22.7	-0.6%
- KTF shares	2,595.4	2,620.2	-24.8	-0.9%	2,700.0	-104.6	-3.9%
- Long-term loans	39.8	66.3	-26.4	-39.9%	154.5	-114.7	-74.2%
- Others	1,118.5	1,032.0	86.6	8.4%	922.0	196.6	21.3%
 Tangible assets	10,371.0	10,448.6	-77.7	-0.7%	10,205.8	165.2	1.6%
 Intangible assets	412.6	439.7	-27.1	-6.2%	452.8	-40.1	-8.9%
TOTAL LIABILITIES	8,983.8	9,057.3	-73.4	-0.8%	9,236.7	-252.9	-2.7%
☐ Current liabilities	2,455.7	2,991.3	-535.7	-17.9%	3,289.3	-833.6	-25.3%
 Interest-bearing debts	235.1	438.0	-202.9	-46.3%	912.2	-677.1	-74.2%
 Accounts payable	664.0	769.9	-105.8	-13.7%	605.1	58.9	9.7%
 Others	1,556.5	1,783.5	-226.9	-12.7%	1,772.0	-215.5	-12.2%
☐ Non-current liabilities	6,528.2	6,065.9	462.2	7.6%	5,947.4	580.8	9.8%
 Interest-bearing debts	5,104.6	4,643.9	460.7	9.9%	4,537.1	567.5	12.5%
 Installation deposit	833.1	841.4	-8.3	-1.0%	893.9	-60.8	-6.8%
 Others	590.5	580.7	9.8	1.7%	516.4	74.1	14.4%
TOTAL STOCKHOLDERS’ EQUITY	8,612.3	8,859.9	-247.6	-2.8%	8,509.4	102.9	1.2%
☐ Common stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
☐ Capital surplus	1,276.7	1,278.6	-1.8	-0.1%	1,440.9	-164.2	-11.4%
☐ Retained earnings	9,592.2	9,842.9	-250.7	-2.5%	9,315.4	276.8	3.0%
☐ Capital adjustments	-3,815.8	-3,815.8	0.0	N/A	-3,816.7	0.9	N/A
 Treasury stock	-3,824.9	-3,825.7	0.8	N/A	-3,825.7	0.8	N/A
 Gain(loss) on valuation of investment securities	10.6	11.4	-0.9	-7.6%	15.6	-5.1	-32.4%
 Others	-1.5	-1.5	0.1	N/A	-6.6	5.2	N/A
☐ Others	-1.9	-6.8	4.9	N/A	8.8	-10.7	N/A
Total interest-bearing debt	5,339.7	5,081.9	257.8	5.1%	5,449.3	-109.6	-2.0%
Net debt	4,455.2	3,852.7	602.4	15.6%	4,090.5	364.6	8.9%
Net debt / Total shareholders’ equity	51.7%	43.5%	8.2% P		48.1%	3.7% P

	Assets

-	Decrease in YoY net income resulted in a decline in cash and cash equivalents.

	Liabilities

-	YoY and QoQ increase in non-current liabilities due to 1) issuance of bonds and 2) loss on foreign currency bonds appraisal affected by the rise in exchange rates.

	Stockholders’ Equity

-	Capital surplus and retained earnings were adjusted following changes in accounting standards related to equity method.

2. Operating Results

A. Internet Revenue

(KRW bn)	2008 1Q	2007 4Q	QoQ		2007 1Q	YoY		2008 Cumm.
			Amount	r%		Amount	r%
Internet access	528.1	533.2	-5.0	-0.9%	526.1	2.0	0.4%	528.1
☐ Broadband	527.5	532.5	-5.0	-0.9%	525.8	1.7	0.3%	527.5
 Megapass	501.1	506.5	-5.4	-1.1%	513.6	-12.5	-2.4%	501.1
 Nespot	8.5	9.0	-0.5	-5.9%	11.7	-3.2	-27.6%	8.5
 WiBro	17.9	17.0	0.9	5.5%	0.5	17.4	3390.8%	17.9
☐ Others	0.7	0.7	0.0	0.8%	0.3	0.3	99.8%	0.7
Internet application	106.9	95.3	11.6	12.2%	91.3	15.7	17.2%	106.9
☐ IDC	48.9	50.6	-1.7	-3.4%	45.4	3.4	7.6%	48.9
☐ Bizmeka	36.7	28.0	8.7	31.2%	26.4	10.2	38.7%	36.7
☐ Mega TV	5.0	1.9	3.1	1.6	5.6	-0.5	-0.1	5.0
☐ Others	16.3	14.9	1.5	9.8%	13.8	2.5	18.2%	16.3

	Megapass

-	QoQ and YoY decrease in revenue from discounts and modem rental fee expiration for long-term customers.

	Internet application

-	QoQ increase from rise in sales of MegaTV and Bizmeka.

-	YoY increase in revenue due to rise in demand for IDC and Bizmeka.

B. Data Revenue

(KRW bn)	2008 1Q	2007 4Q	QoQ		2007 1Q	YoY		2008 Cumm.
			Amount	r%		Amount	r%
Data	402.4	408.3	-5.9	-1.4%	406.9	-4.5	-1.1%	402.4
☐ Leased line	268.3	277.4	-9.1	-3.3%	275.8	-7.6	-2.7%	268.3
 Local	116.8	118.3	-1.5	-1.3%	118.0	-1.2	-1.0%	116.8
 Domestic long distance	80.2	83.3	-3.2	-3.8%	84.0	-3.8	-4.6%	80.2
 International long distance	5.0	7.1	-2.1	-29.4%	4.2	0.8	18.7%	5.0
 Broadcasting & others	66.2	68.6	-2.3	-3.4%	69.6	-3.3	-4.8%	66.2
☐ Data leased line	37.8	35.7	2.1	5.9%	32.5	5.3	16.2%	37.8
 Packet data	1.6	1.7	-0.1	-7.6%	2.1	-0.5	-25.1%	1.6
 National network ATM	20.7	19.8	0.9	4.3%	17.8	2.9	16.5%	20.7
 VPN	15.4	14.1	1.4	9.8%	12.6	2.9	22.8%	15.4
☐ Kornet	62.9	61.4	1.5	2.5%	65.6	-2.7	-4.1%	62.9
☐ Satellite	26.0	25.3	0.7	2.7%	27.2	-1.3	-4.7%	26.0
☐ Others	7.5	8.6	-1.1	-13.0%	5.8	1.7	29.5%	7.5

C. Telephone Revenue

(KRW bn)	2008 1Q	2007 4Q	QoQ		2007 1Q	YoY		2008 Cumm.
			Amount	r%		Amount	r%
Telephone revenue	1,023.2	1,064.4	-41.3	-3.9%	1,056.5	-33.3	-3.2%	1,023.2
☐ Subscriber connection	340.3	344.9	-4.7	-1.3%	349.4	-9.1	-2.6%	340.3
 Subscription fee	9.2	10.5	-1.3	-12.3%	11.1	-1.9	-17.2%	9.2
 Basic monthly fee	270.1	272.4	-2.3	-0.9%	276.6	-6.6	-2.4%	270.1
 Installlation	7.9	8.7	-0.8	-9.2%	8.9	-1.0	-11.5%	7.9
 Interconnection	53.1	53.4	-0.2	-0.4%	52.7	0.4	0.8%	53.1
☐ Local	224.2	228.1	-3.9	-1.7%	243.2	-19.0	-7.8%	224.2
 Usage	147.5	151.9	-4.5	-2.9%	164.6	-17.2	-10.4%	147.5
 Interconnection	23.8	23.8	0.1	0.3%	26.8	-2.9	-11.0%	23.8
 Others	52.9	52.4	0.5	0.9%	51.8	1.1	2.1%	52.9
☐ Domestic long distance	152.2	159.8	-7.7	-4.8%	166.4	-14.3	-8.6%	152.2
 Usage	142.6	150.6	-8.0	-5.3%	159.9	-17.3	-10.8%	142.6
 Interconnection	9.0	9.0	0.1	0.7%	6.3	2.7	43.3%	9.0
 Others	0.5	0.3	0.2	78.7%	0.2	0.3	129.8%	0.5
☐ International long distance	46.9	44.5	2.4	5.4%	51.8	-4.8	-9.3%	46.9
☐ International settlement	49.7	47.1	2.6	5.5%	42.9	6.8	15.8%	49.7
☐ VoIP	10.2	9.1	1.1	12.1%	7.6	2.6	33.9%	10.2
☐ VAS	93.4	98.7	-5.3	-5.4%	94.4	-1.0	-1.1%	93.4
☐ Public telephone	10.6	14.1	-3.4	-24.5%	14.8	-4.1	-28.1%	10.6
☐ 114 phone directory service	32.1	28.5	3.5	12.4%	31.1	1.0	3.2%	32.1
☐ Others	63.6	89.5	-25.9	-28.9%	54.9	8.7	15.9%	63.6

	Local, DLD

-	QoQ and YoY decline in revenue from fall in subscribers and call traffic.

	International settlement

-	QoQ and YoY increase due to rise in international call traffic.

	Others

-	QoQ decrease was due to rise in revenue affected by a temporary increase in international ISDN demand in the previous quarter.

D. LM(Land to Mobile) Interconnection Revenue

(KRW bn)	2008 1Q	2007 4Q	QoQ		2007 1Q	YoY		2008 Cumm.
			Amount	r%		Amount	r%
LM Revenue	364.1	392.1	-28.0	-7.1%	411.9	-47.8	-11.6%	364.1
LM interconnection cost	184.5	206.2	-21.7	-10.5%	200.7	-16.2	-8.1%	184.5

	LM Revenue

-	QoQ and YoY decline due to decrease in subscribers and call traffic.

	LM Interconnection cost

-	It takes approximately two months for operators to verify the actual volume of LM traffic. Thus figures for 2 months of every quarter are based on estimation, resulting in disparity with actual call traffic.

E. Wireless Revenue

(KRW bn)	2008 1Q	2007 4Q	QoQ		2007 1Q	YoY		2008 Cumm.
			Amount	r%		Amount	r%
Wireless revenue	419.9	368.2	51.7	14.0%	380.4	39.5	10.4%	419.9
☐ PCS resale	418.2	364.9	53.3	14.6%	363.4	54.8	15.1%	418.2
 PCS service	254.4	255.6	-1.3	-0.5%	229.4	24.9	10.9%	254.4
 Handset sales	163.9	109.3	54.6	50.0%	134.0	29.9	22.3%	163.9
☐ Others	1.7	3.3	-1.6	-49.6%	16.9	-15.3	-90.2%	1.7

	Wireless revenue

-	QoQ and YoY increase due to rise in PCS service and handset sales.

F. Operating Expenses

(KRW bn)	2008 1Q	2007 4Q	QoQ		2007 1Q	YoY		2008 Cumm.
			Amount	r%		Amount	r%
Labor	683.3	648.3	35.0	5.4%	653.2	30.1	4.6%	683.3
☐ Salaries & wages	476.8	461.2	15.7	3.4%	438.3	38.5	8.8%	476.8
☐ Employee benefits	108.5	118.7	-10.2	-8.6%	109.5	-1.0	-0.9%	108.5
☐ Provision for retirement	98.0	68.5	29.5	43.1%	105.4	-7.4	-7.0%	98.0
Commissions	170.9	196.0	-25.2	-12.8%	153.0	17.9	11.7%	170.9
Marketing expenses	326.3	281.7	44.7	15.9%	211.7	114.6	54.1%	326.3
☐ Sales commission	230.1	181.5	48.6	26.8%	141.0	89.1	63.2%	230.1
☐ Sales promotion	79.3	58.0	21.3	36.7%	50.2	29.1	58.0%	79.3
☐ Advertising	16.9	42.2	-25.2	-59.8%	20.6	-3.6	-17.6%	16.9
Provision for doubtful accounts	6.9	12.8	-6.0	-46.6%	20.2	-13.4	-66.1%	6.9
Depreciation	482.3	623.5	-141.1	-22.6%	477.3	5.0	1.0%	482.3
Repairs and Maintenance	22.0	69.9	-47.9	-68.5%	25.6	-3.5	-13.9%	22.0
Cost of goods sold	157.3	142.4	14.8	10.4%	182.3	-25.1	-13.7%	157.3
☐ PCS handset cost	160.6	122.9	37.7	30.7%	145.2	15.4	10.6%	160.6
☐ PDA, WLAN card, others	-3.3	19.6	-22.9	N/A	37.1	-40.5	N/A	-3.3
Cost of service provided	476.8	508.7	-31.9	-6.3%	442.9	33.9	7.7%	476.8
☐ Cost of service	226.5	240.3	-13.8	-5.7%	193.2	33.4	17.3%	226.5
 PCS resale network cost to KTF	128.8	132.7	-3.9	-2.9%	113.1	15.7	13.9%	128.8
 SI service cost	53.9	73.1	-19.2	-26.3%	42.8	11.1	25.9%	53.9
 Others	43.8	34.5	9.4	27.1%	37.3	6.6	17.6%	43.8
☐ International settlement cost	59.3	57.0	2.3	4.1%	45.8	13.4	29.3%	59.3
☐ LM interconnection cost	184.5	206.2	-21.7	-10.5%	200.7	-16.2	-8.1%	184.5
☐ Others	6.5	5.3	1.3	23.8%	3.2	3.3	104.9%	6.5
R&D	56.8	88.9	-32.1	-36.1%	53.8	3.0	5.6%	56.8
Activation/installation and A/S cost	96.5	92.8	3.7	0.0	75.8	20.7	0.3	96.5
Others	154.9	147.5	7.3	5.0%	147.4	7.5	5.1%	154.9
CAPEX*	285.0	869.7	-584.7	-67.2%	280.5	4.5	1.6%	285.0

	Labor

-	QoQ and YoY increase mainly due to rise in paygrade and a 2.6% salary increase as a result of wage negotiations in previous year.

	Marketing expenses

-	QoQ and YoY increase due to heightened competition in both wireless and internet markets and new businesses promotion costs.

	COGS

-	Rise in QoQ COGS due to increased PCS subscribers and PCS hanset costs.

	Cost of service provided

-	QoQ decrease mainly due to 1) drop in SI service costs and 2) decrease in LM interconnection costs.

-	YoY increase was due to 1) rise in PCS resale network costs and 2) rise in international settlement costs.

	Activation/installation and A/S cost

-	From 2008 installation and A/S cost, which was previously included in Others, will be provided separately.

G. Non-operating Income

(KRW bn)	2008 1Q	2007 4Q	QoQ		2007 1Q	YoY		2008 Cumm.
			Amount	r%		Amount	r%
Non-operating income	134.3	77.9	56.4	72.4%	146.6	-12.2	-8.3%	134.3
☐ Gains on disposition of investments	0.0	2.2	-2.2	N/A	0.0	0.0	N/A	0.0
☐ Gains on disposition of tangible assets	0.4	1.7	-1.2	-73.6%	7.0	-6.6	-93.8%	0.4
☐ Interest income	18.2	41.9	-23.7	-56.6%	20.1	-1.9	-9.6%	18.2
☐ FX transaction gain	6.3	1.5	4.9	328.9%	0.9	5.4	590.8%	6.3
☐ FX translation gain	11.0	-12.3	23.2	N/A	2.2	8.8	394.8%	11.0
☐ Gain on equity method	19.1	15.3	3.7	24.5%	27.0	-7.9	-29.3%	19.1
☐ Others	79.3	27.6	51.7	187.3%	89.3	-10.0	-11.2%	79.3

	Interest gain

-	Decrease in cash and cash equivalents resulted in decrease in interest gain.

	Others

-	YoY decrease due to temporary rise in gain on return of allowance for liabilities.

-	QoQ increase due to 1) rise in gain on appraisal of derivatives and 2) increase in gain on return of allowance for liabilities.

H. Non-operating Expenses

(KRW bn)	2008 1Q	2007 4Q	QoQ		2007 1Q	YoY		2008 Cumm.
			Amount	r%		Amount	r%
Non-operating expenses	269.6	178.1	91.6	51.4%	144.2	125.4	87.0%	269.6
☐ Interest expense	72.6	74.6	-2.0	-2.6%	77.4	-4.8	-6.2%	72.6
☐ FX transaction loss	2.0	1.8	0.2	10.5%	0.8	1.2	146.9%	2.0
☐ FX translation loss	108.4	12.5	95.9	767.1%	17.2	91.2	531.4%	108.4
☐ Loss on equity method	36.5	17.5	19.0	108.3%	8.2	28.3	347.4%	36.5
☐ Loss on disposition of fixed assets	7.9	20.8	-12.9	-61.9%	8.3	-0.3	-3.9%	7.9
☐ Others	42.2	50.8	-8.6	-16.9%	32.4	9.8	30.3%	42.2

	FX translation loss

-	QoQ and YoY increase in FX translation loss due to increase in translations loss for foreign bonds affected by rise in exchange rate

Appendix : Factsheet	Mar-08

Broadband

	Mar-07	Apr-07	May-07	Jun-07	Aug-07	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08
Broadband Subs	6,449,729	6,492,321	6,515,008	6,522,631	6,511,779	6,522,080	6,520,022	6,513,293	6,515,541	6,518,821	6,555,162	6,627,175
Net Addition	36,334	42,592	22,687	7,623	-1,069	10,301	-2,058	-6,729	2,248	3,280	36,341	72,013
o Megapass Lite	5,106,874	5,424,229	5,437,207	5,430,552	5,385,578	5,368,990	5,344,715	5,317,444	5,295,715	5,272,001	5,279,299	5,297,511
o Megapass Premium	579,580	258,690	262,392	264,185	267,596	270,462	273,295	275,144	277,399	282,599	286,665	302,459
o Megapass Special	7,739	32,237	35,463	36,641	38,873	40,161	41,754	43,623	45,383	47,297	51,535	59,049
o Megapass Ntopia	755,536	777,165	779,946	791,253	819,732	842,467	860,258	877,082	897,044	916,924	937,663	968,156

Broadband M/S
KT	45.3%	45.4%	45.4%	45.2%	44.8%	44.7%	44.5%	44.3%	44.3%	44.1%	44.2%
Hanaro	25.6%	25.5%	25.5%	25.5%	25.4%	25.3%	25.2%	25.1%	24.9%	24.8%	24.6%
Powercomm	9.3%	9.8%	10.1%	10.3%	10.7%	10.9%	11.1%	11.4%	11.7%	11.9%	12.0%
Dacom	0.7%	0.7%	0.6%	0.6%	0.6%	0.5%	0.5%	0.5%	0.5%	0.4%	0.4%
SO	17.0%	17.0%	17.1%	17.2%	17.3%	17.4%	17.5%	17.6%	17.5%	17.6%	17.7%
Others	2.0%	1.7%	1.3%	1.2%	1.2%	1.2%	1.1%	1.1%	1.1%	1.1%	1.1%
Wireless

	Mar-07	Apr-07	May-07	Jun-07	Aug-07	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08
NESPOT	450,147	447,858	446,719	432,068	421,020	419,228	411,653	406,475	401,831	398,743	395,395	391,921
WiBRO	1,224	4,508	6,532	19,887	38,425	64,361	80,431	102,475	106,153	115,917	120,443	145,290
KTF Resale	2,806,610	2,838,079	2,888,641	2,944,658	2,920,531	2,916,277	2,870,464	2,873,989	2,927,201	2,943,999	2,919,223	2,938,583

Mega-TV
	Mar-07	Apr-07	May-07	Jun-07	Aug-07	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08
MegaTV	38,765	39,463	42,511	55,254	74,999	148,354	233,809	296,912	324,609	390,027	495,913	567,230

Fixed-line
	Mar-07	Apr-07	May-07	Jun-07	Aug-07	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08
Telephony (‘000)	21,263	21,259	21,262	21,238	21,191	21,184	21,139	21,103	20,919	20,882	20,842	20,818
Household (‘000)	20,281	20,266	20,259	20,219	20,153	20,117	20,064	20,018	19,980	19,936	19,894	19,861
Business (‘000)	982	993	1,003	1,019	1,037	1,067	1,075	1,085	938	946	948	958
Domestic Long Distance (‘000)	18,713	18,725	18,749	18,740	18,719	18,697	18,658	18,599	18,571	18,563	18,532	18,512
* Ann (‘000)	1,882	1,958	2,020	2,095	2,171	2,214	2,252	2,282	2,308	2,348	2,387	2,433
* Ringo (‘000)	3,809	3,664	3,785	3,779	3,774	3,783	3,610	3,605	3,843	3,830	3,817	3,821
* Caller ID Users (‘000)	5,403	5,438	5,478	5,503	5,525	5,538	5,538	5,532	5,538	5,548	5,553	5,569
* My Style(Local) (‘000)	671	775	834	928	1,053	1,075	1,060	1,044	1,022	1,013	1,005	985
* My Style(DLD) (‘000)	614	707	757	834	931	951	936	920	897	885	877	858

Fixed-line M/S
Local M/S (subscriber base)	91.7%	91.6%	91.5%	91.4%	91.1%	91.0%	90.8%	90.6%	90.4%	90.3%	90.2%	90.1%
DLD (revenue base)	85.6%	85.6%	85.7%	85.7%	85.6%	85.6%	85.5%	85.4%	85.4%	85.4%	85.4%	85.3%

Reference Data
	Mar-07	Apr-07	May-07	Jun-07	Aug-07	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08	Feb-08	Mar-08
Population (‘000)	48,418	48,431	48,444	48,457	48,457	48,457	48,457	48,457	48,457	48,444	48,444	48,444
Number of Household	16,194	16,194	16,194	16,194	16,194	16,194	16,194	16,194	16,194	16,194	16,194	16,194

Fixed-line

-	Telephony : From Jan.2008, number of business line subscribers will be included in Telephony, pursuant to the reporting rules of MIC

-	Household : Formerly ‘Local’ subscribers